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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
      PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Southern Mineral Corporation
                                (Name of Issuer)

                          Southern Mineral Corporation
                      (Name of Person(s) Filing Statement)

                   6.875% Convertible Subordinated Debentures
                         (Title of Class of Securities)

                                  843367 AA 1
                     (CUSIP Number of Class of Securities)

                                STEVEN H. MIKEL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       1201 LOUISIANA STREET, SUITE 3350
                           HOUSTON, TEXAS 77002-5609
                                 (713) 658-9444
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies To:
                               L. Todd Gremillion
                                 Mark S. Croft
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1900 Pennzoil Place -- South Tower
                              711 Louisiana Street
                             Houston, Texas  77002
                                 (713) 220-5800

                                 JULY 21, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

Transaction Valuation(*)                               Amount of Filing Fee
      $15,808,590                                              None
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(*)  Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(a)(4). The proposed transaction value is the aggregate market value of (1) the Issuer's 6.875% Convertible Subordinated Debentures due 2007 (the "Debentures") based on the average high and low reported prices of the Debentures on the Nasdaq SmallCap Market on July 19, 1999, less $9,998,100 in cash to be paid by the Issuer in connection with the Restructuring (as defined herein) and (2) the shares of the Issuer's common stock, par value $.01 per share, that are issuable upon the exercise of the warrants to be issued in the Restructuring at an exercise price of $1.50.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $4,395       Filing party: Southern Mineral Corporation
Form or registration no.: 333-83345   Date filed: July 21, 1999
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                             INTRODUCTORY STATEMENT

  This Issuer Tender Offer Statement is being filed with the Securities and Exchange Commission (the "Commission") by Southern Mineral Corporation, a Nevada corporation ("Southern Mineral"), in connection with a financial restructuring of Southern Mineral (the "Restructuring") on the terms and subject to the conditions set forth in the preliminary Proxy Statement/Prospectus/Disclosure Statement, as filed with the Securities and Exchange Commission July 21, 1999, including any amendments thereto (the "Proxy Statement/Prospectus/Disclosure Statement") and related Letter of Transmittal (the "Letter of Transmittal") by
(i) an offer to exchange (the "Exchange Offer") at least 98% of the aggregate principal amount of Southern Mineral's 6.875% Convertible Subordinated Debenture due 2007 (the "Debentures") or (ii) the elimination of all of the Debentures by filing a petition for a prepackaged plan of reorganization (the "Prepackaged Plan") under Chapter 11 of the United States Bankruptcy Code of 1978, as amended (the "Bankruptcy Code").

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Item 1.  SECURITY AND ISSUER.

        (a) The issuer of the Debentures is Southern Mineral. The address of Southern Mineral is 1201 Louisiana, Suite 3350, Houston, Texas 77002-5609.

        (b) The securities which are subject to the Restructuring are the Debentures. As of July 19, 1999, there were $41,400,000 aggregate principal amount of Debentures outstanding. The Restructuring involves the exchange or elimination of at least 98% of the aggregate principal amount of the Debentures, in denominations of $1,000 principal amount or integral multiples thereof, for
(i) 377.8 shares of common stock, par value $.01 per share, of Southern Mineral (the "Common Stock"), (ii) warrant to purchase 188.9 shares of Common Stock for a period of three years at an exercise price of $1.50 per share and (iii) $241.50 in cash. The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Summary -- The Restructuring,"
"Summary -- Exchange Offer," "Summary -- Prepackaged Plan," "The Restructuring -- Exchange Offer," "Restructuring -- Prepackaged Plan," and "Disclosure Statement -- Summary of the Plan" is incorporated herein by reference.

        (c) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Price Range of Debentures" is incorporated herein by reference.

        (d)  Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Summary -- The Restructuring," "Summary -- Exchange Offer," "Summary -- Prepackaged Plan," "Restructuring -- EnCap Investment," "Restructuring -- Exchange Offer" and "Restructuring -- Prepackaged Plan" is incorporated herein by reference.

        (b)  Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the Proxy Statement/Prospectus/Disclosure Statement under the captions "Summary -- Our Present Financial Condition," "Summary -- The Restructuring," "Restructuring -- Reasons for the Restructuring" and "Restructuring -- Restructuring Overview" is incorporated herein by reference.

        (a) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Summary -- The Restructuring," "Summary -- Exchange Offer," "Summary -- Prepackaged Plan," "Restructuring -- EnCap Investment," "Restructuring -- Exchange Offer" and "Restructuring -- Prepackaged Plan" is incorporated herein by reference.

        (b) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Summary -- The Restructuring," "Summary -- Prepackaged Plan," "Restructuring -- Prepackaged Plan" and "Disclosure Statement" is incorporated herein by reference.

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        (c) The information set forth in the Proxy Statement/Prospectus/
Disclosure Statement under the caption "Summary -- Our Present Financial Condition" is incorporated herein by reference.

        (d) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Restructuring -- EnCap Investment -- Control of Board by EnCap" is incorporated herein by reference.

        (e) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions ""Summary," "Restructuring," "Summary -- Capitalization" and "Disclosure Statement" is incorporated herein by reference.

        (f) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the caption "Summary -- Our Present Financial Condition" is incorporated herein by reference.

        (g) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Summary -- Restructuring Conditions," "Summary -- Debentureholder and Stockholder Action," "Restructuring -- EnCap Investment" and "Special Meeting of Stockholders" is incorporated herein by reference.

        (h) If the Restructuring is consummated, the Debentures will no longer be quoted on the Nasdaq SmallCap Market.

        (i) If the Restructuring is consummated, the Debentures will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        (j)  Not applicable.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the Proxy Statement/Prospectus/Disclosure Statement under the captions "Restructuring -- EnCap Investment" is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        (a) Southern Mineral intends to engage an exchange agent in connection with the Restructuring and will pay the exchange agent a customary fee. Southern Mineral intends to engage an information agent in connection with the Restructuring and will pay the information agent a customary fee. The information set forth in the Proxy Statement/Prospectus/Disclosure Statement under caption "Debentureholder and Stockholder Actions" and "Special Meeting of Stockholders" is incorporated herein by reference.

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ITEM 7.  FINANCIAL INFORMATION.

        (a) The following documents, which have been filed by Southern Mineral with the Commission under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), are incorporated herein by reference:

        (i) Southern Mineral's Annual Report in Form 10-K/A for the fiscal year ended December 31, 1998;

        (ii) Southern Mineral's Quarterly Report or Form 10-Q for the quarterly period ended March 31, 1999; and

        (iii) Southern Mineral's Registration Statement or Form S-4, as filed with the Commission on July 21, 1999 (Registration No. 333-83345)

     All documents filed with Commission by Southern Mineral pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or subsequent to the date hereof will be deemed to be incorporated by reference herein and made a part hereof from the date any said document is filed with the Commission.

     Any statement contained in a document incorporated, or deemed to be incorporated, herein by reference will be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated, or is deemed to be incorporated, by reference herein) modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part hereof.

        (b) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Summary -- Summary Unaudited Pro Forma Condensed Consolidated Financial Data," "Restructuring -- Exchange Offering" and "Restructing -- Prepackaged Plan" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

        (a) Not applicable.

        (b) There are no applicable regulatory requirements that must be complied with or approvals that must be obtained in connection with the Restructuring other than compliance with the Bankruptcy Code (only in the event of a Chapter 11 proceeding), Exchange Act, the Securities Act and the rules and regulations promulgated thereunder, including, without limitation, Rule 13e-4.

        (c) Not applicable.

        (d) The information set forth in the Proxy Statement/Prospectus/ Disclosure Statement under the captions "Certain Federal Income Tax Consequences" and "Disclosure Statement -- Certain Federal Income Tax Consequences of the Plan" is incorporated herein by reference.

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        (e) Reference is hereby made to the exhibits hereto that are incorporated in their entirety herein by this reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit               DESCRIPTION
       -------               -----------

(a) Exhibit 99.1            Preliminary Proxy Statement/Prospectus/Disclosure
                            Statement as filed with the Securities and Exchange
                            Commission on July 21, 1999.

    Exhibit 99.2            Letter of Transmittal (included as Exhibit 99.1 to
                            Exhibit 99.1 above).

(b) Not applicable

(c) Not applicable

(d) Exhibit 99.3            Tax Opinion of Akin, Gump, Strauss, Hauer & Feld,
                            L.L.P. (included as Exhibit 8.1. to Exhibit 99.1 above).

(e) See Exhibit 99.1 above  Preliminary Proxy Statement/Prospectus/Disclosure
                            Statement as filed with the Securities and Exchange Commission on July 21, 1999.

(f)  Not applicable

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 21, 1999                   /s/ Steven H. Mikel
                                      -----------------------------
                                       Steven H. Mikel
                                       President and Chief Executive Officer

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                                 EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

99.1          Preliminary Proxy Statement/Prospectus/Disclosure Statement.

99.2          Letter of Transmittal (included as Exhibit 99.1 to
              Exhibit 99.1).

99.3          Tax Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
              (included as Exhibit 8.1 to Exhibit 99.1).